VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHIC[redacted]
312-6
FACSI
04045116
OFFICES ... YORK CITY, AND ROSELAND, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

September 21, 2004

VIA FEDEX

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2004
WASH, D.C. 179

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

Jason K. Zachary

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

dlw 9/28

CHICAGO/#1282891.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form dated August 2, 2004.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated August 11, 2004.
- HHG plc First Half 2004 Interim Results for the six months ended June 30, 2004.
- Press release dated August 25, 2004 announcing HHG plc 2004 Interim Results.
- HHG plc Interim Statement 2004 for the six months ended June 30, 2004.
- HHG plc Australian Stock Exchange Appendix 4D announcement of 2004 Interim Results for the six months ended June 30, 2004.

File No. 82-34758

companies house form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	48,431		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name GREENWOOD NOMINEES LIMITED	Class of shares allotted £0.10	Number allotted 48,431
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 02-Aug-2004

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY, England

Tel 01733 475284

DX number 702185 DX exchange Peterborough 7

coform

File No. 82-34758

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)
3	Date of update	11 August 2004

		Number	Class
4	Securities quoted on ASX:		CDIs:
	At previous report	1,689,665,506	At 30 June 2004
	Net transfers*	(5,667,309)	
	This report	1,683,998,197	At 30 July 2004
	*transfers between CDIs and ordinary shares listed on the LSE		

		Number	Class
5	Number and class of all securities not quoted on ASX at 30 July 2004	2,710,209,470	Fully paid ordinary shares quoted on the LSE

Gerald Watson, Company Secretary

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758

HHG PLC

First Half 2004 Interim Results

Roger Yates, Chief Executive
Toby Hiscock, Chief Financial Officer

25 August 2004
All information in £

DISCLAIMER

These materials issued by HHG PLC are a summary of certain information contained in the stock exchange announcements dated 25 August 2004 (relating to the interim results for the 6 months to 30 June 2004 of the HHG Group) and should be read in conjunction with the full text of those announcements.

This presentation contains forward-looking statements with respect to the financial condition, results and business of HHG. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. HHG's actual future results may differ materially from the results expressed or implied in these forward-looking statements.

- 1H 2004 results overview — Roger Yates
- Financial highlights — Toby Hiscock
- Strategy and outlook — Roger Yates

Overview - Group

- ✓ £51 million operating profit before tax and other items (cf loss of £34m 1H03)
- ✓ Henderson operating profit up 92% and expense ratio below 80% target
- ✓ Life Services embedded value up from £1.1 billion to £1.3 billion
- ✓ Service Company in profit ahead of full year target
- ✓ Stronger balance sheet
- ✓ Prepared for regulatory changes across HHG

- 1H 2004 results overview — Roger Yates
- **Financial highlights — Toby Hiscock**
- Strategy and outlook — Roger Yates

Group financials - profit and loss

Summary information from consolidated profit/(loss) account

£m	1H03	2H03	1H04
Henderson	13	19	25
Life Services	(40)	121	32
Other Businesses	(2)	(1)	-
Business unit operating (loss)/profit	(29)	139	57
Corporate costs	(5)	(7)	(6)
Operating (loss)/profit[1]	(34)	132	51
Interest	(33)	(27)	-
Exceptional and other[2]	(835)	(67)	(5)
(Loss)/profit on ordinary activities before tax	(902)	38	46

1 Before interest charges, exceptionals and other

2 Others refer to writedowns, amortisation and impairment of goodwill and acquired present value of in-force business, short-term investment return fluctuation and profit on business disposal/termination

Group financials - balance sheet

- Credit rating to be addressed in 2H04
- No change to dividend policy

£m	31 Dec 2003	30 Jun 2004
Henderson	373	378
Life Services	1,177	1,386
Other Businesses	73	21
Corporate	68	55
Net assets before external loans	1,691	1,840
External loans	(2)	(1)
Shareholders' funds	**1,689**	**1,839**

Henderson - assets under management


1H04 movements in AUM (£bn)
80
60
40
20
0
70.6
0.9
(1.5)
(1.2)
(0.4)
68.4
31 Dec 2003
Market
Net flows (External)
Net flows (Life)
Net flows (AMP)
30 Jun 2004

Henderson - profit and loss

£m	1H03	2H03	1H04
Management fees	83	88	97
Transaction fees	11	9	15
Performance fees	0	2	4
Total fee income	94	99	116
Investment income	1	2	3
Operating expenses	(78)	(79)	(92)
Depreciation	(4)	(3)	(2)
Operating profit before tax	**13**	**19**	**25**

Margins on average AUM	1H03	2H03	1H04
Total fee income	27bps	28bps	33bps
Management fee income	24bps	25bps	28bps

Henderson - costs

Improving cost to income ratio

	1H03	2H03	1H04
Cost to income ratio	86%	81%	79%

Costs include continued investment in:

- People
- Investment platforms
- Higher margin products
- UK, Europe and US distribution

£m	1H03	2H03	1H04
Staff costs	37	47	52
Investment admin	12	12	12
IT	5	5	4
Office expenses	7	8	9
Other	17	7	15
Operating expenses	**78**	**79**	**92**

HHG PLC

Life Services - traditional embedded value


£m
1,400
1,200
1,000
800
600
400
200
0
1,145
46
2
(70)
183
7
1,313
31 Dec 2003
Expected return
Investment management [1]
Insurance management [2]
Capital movements [3]
Other
30 Jun 2004

Definitions:

1 *Value created through Investment management reflects actual investment returns vs expected, the impact of changes in investment assumptions, or of changes in asset mix during the period*

2 *Value lost through Insurance management reflects the demographic, expense and tax experience of the fund, together with any changes in the future assumptions for these items*

3 *Capital movements include Virgin Money (£75m) and HHG Invest minority purchase (£115m) transaction*

Life Services - profit and loss

£m	1H03	FY03	1H04
Long term technical account	(32)	89	3
General insurance	4	12	6
Service Company	(18)	(8)	2
Shareholder interests	6	(12)	21
Operating (loss)/profit before tax*	**(40)**	**81**	**32**

** Before interest charges, exceptionals, amortisation, impairment of goodwill and PVIF and short term investment fluctuation*

Operating profit impacted by:		£m
strengthening of annuitant mortality	→	-82
other assumption changes and margin releases	→	+40
revaluation of LL contingent loan	→	+17
net impact:		-25

Life Services - efficiency

- Ahead of targets for FY04:
  - Service Company in profit 1H04
  - forecast cost base for FY04 to £120m
- Profitability depends on:
  - managing cost efficiency
  - revenue impact of persistency
- Outsourcing - review underway
- At 30 Jun 2004:
  - 4.6m policies
  - headcount 1,450 (fte)

Movements in cost base (£m)


300
200
100
FY02[1]
FY03
FY04e

	FY02[1]	FY03	FY04e
Cost base[2] (£m)	228	172	120
Average no of policies (m)	5.9	5.3	4.7
Cost per policy (£)	38	32	26

1 FY02 adjusted to exclude unit trust policies as per FY03, FY04e restated
2 Estimated cost base excluding sales costs and contemporary business

Life Services - regulatory capital

	RMM £m	Free assets £m	FAR %
FY03			
Pearl	560	309	2.1
NPL	276	98	1.4
LL	90	48	1.7
HY04			
Pearl	537	206	1.5
NPL	259	25	0.4
LL	87	40	1.5

- CP204 future impact has been mitigated by HHG Invest and Virgin Money transactions
- Pearl impacted by:
  - removal of implicit items
  - NPL free assets
  - mortality reserving for NPI reinsured business
- NPL impacted by:
  - widening of credit spreads
  - mortality strengthening

Life Services - provisions

- Total UK GAAP provisions of £1,585m, of which £204m related to shareholder funds and companies
- The largest provisions are:

£m	FY03	Total 1H04	Shareholder funds – 1H04	Policyholder funds – 1H04
Guaranteed annuity options	524	584	-	584
Pension misselling	374	373	24	349
Mortgage endowment*	231	232	-	232
Restructuring provisions	57	30	30	-
Other void properties	76	51	25	26

** Comprises provision related to mortgage endowment promise (£210m) and for mortgage endowment misselling (£22m)*

Life Services - policies

Issue	HHG
Shareholder assets	Discounted
RDR[1] (above RFR[2] of 5%)	5% Pearl, NPL (3% London Life)
Realistic solvency	PS 04/16 calculations available in Oct 2004
Mortgage endowment	Full provision £210m for promise Provision for misselling £22m
Annuitant mortality	RMV92, PMA92, CMI17 improvements, plus low cohort allowances for LL and NPI

1 RDR (risk discount rate)

2 RFR (risk free rate)

Reporting changes

Finalised

PS 04/16 Realistic capital assessment rules only slightly positive on CP 195 proposal - data available 4Q04

ICAS assessments during 2H04

IFRS Project well progressed. 2004 comparatives to be made available with commentary in 1H05

Proposed

FRED 34 Realistic reporting for life companies under UKGAAP with effect from Dec 2004

Life Services - strategy

Balance sheet and risk management	■ Continued focus on risk reduction ■ Asset initiatives ■ Re-insuring risk
Efficiency	■ Rigorous pursuit of best practice unit costs ■ Evaluate insource vs outsource
Customer management	■ Efficient and compliant servicing of run-off

Capital release over medium term

HHG PLC

Henderson - assets under management



AUM 30 Jun 2004
by line of business
Retail open end
£6.7bn
10%
Retail closed end
£4.7bn
7%
Sub-advisory
£6.4bn
9%
Institutional*
£24.4bn
36%
Life Services funds
£26.2bn
38%



AUM 30 Jun 2004
by asset class
Private equity
£0.7bn
1%
Property
£5.5bn
8%
UK equity
£16.6bn
24%
International equity
£11.1bn
16%
Fixed income
£34.5bn
51%

* *includes CDOs £1.2bn (2%) and Hedge £0.8bn (1%)*

Henderson - strategy


H
revenue margins
L
Grow
£13bn
Protect
£29bn
Hold
£26bn

Grow	Property, Hedge, Retail open end CDOs Private capital	▪ Strong performance ▪ Existing products to new clients ▪ Marketing partnerships ▪ New products
Protect	Institutional and Investment Trusts Sub-advisory	▪ Stabilise and improve investment performance ▪ New products and services ▪ Client service
Hold	Life funds	▪ Sound performance ▪ Service efficiency

Henderson - client profitability/margins 1H04

Product	Typical Annual Management Fee (bps)
Private equity	150-200
Horizon funds	112-170*
Hedge funds	125-150
US mutual funds	80-100
UK OEICs	75-150
Property	40-60
Institutional pension funds	15-25
Life Service life funds	6-12

* *Includes service fees paid by the fund (50 bps)*

2004 outlook

Business unit	Driver	Full year expectation
Henderson	Margins	Continue focus on margin growth and profitability
	AUM	Ongoing institutional/life outflows, inflows from high margin products
	Cost to income ratio	Maintain cost to income ratio below 80% for FY04
Life Services	Embedded values	Grow by unwind of discount rate
	Efficiency	Service Co profit for FY 2004, complete BPO assessment
	Operating profit	Improving stability, expect 2H04 in line with 1H04
Other	Shareholder value	Complete Towry Law International closure
Corporate	Capital, costs	Stable capital
		Corporate cost containment despite significant shareholder expenses

Questions



Technical appendix

Further detail on Life Services:

- Life companies and EBR
- Traditional EV and assumptions
- Statutory balance sheets
- Pearl and NPL annuitant mortality experience

IFRS key accounting issues

Life Services - main life companies


Pearl
£12.5bn
National Provident Life (NPL)
£5.5bn
NPI Limited (NPI)
£3.4bn
London Life (LL)
£2.4bn
Service Co
Unit linked companies
PAUF
PAULP
LLLA

FSA liabilities at 30 June 2004

Life Services - asset liability matching

- Separate asset measures for each fund
- Gilts and bond used to back non-profit business
- Risk based evaluation of asset mix for with-profits funds
- Use of derivatives to hedge where appropriate
- Out of the money equity puts provide insurance in Pearl
- Swaptions held against GAO risk in all funds


EBR - Pearl
FY 2003
31%
1H04
30%
EBR* – LL
FY 2003
12%
1H04
13%
EBR* – NPL
FY 2003
14%
1H04
14%

* Equity Backing Ratios (EBRs) in LL and NPL reflect non-equity growth assets - primarily property and some private capital

Life Services - persistency

2H03 claims experience (£m)


2500
2000
1500
1000
500
0
2H03 Expected
2H03 Actual
Total
Pearl PP
Pearl CWP
Pearl UWP
London Life CWP
NPLL
Other*

1H04 claims experience (£m)


2500
2000
1500
1000
500
0
1H04 Expected
1H04 Actual
Total
Pearl PP
Pearl CWP
Pearl UWP
London Life CWP
NPLL
Other*

* *Other comprises PAUF, PAUL, Pearl NP & IB, NPIL, LL Links*

Life Services - discontinuance rates


%
20.0%
15.0%
10.0%
5.0%
0.0%
Market concerns over regulatory capital
Announcement to close Direct Sales Force
Announcement to close to new business and sell equities
Returning to pre-spike levels
Q101
Q201
Q301
Q401
Q102
Q202
Q302
Q402
Q103
Q203
Q303
Q403
Q104
Q204
Deaths
Maturities
Annuities
Surrenders
Other
Total

Life Services - traditional embedded value

Life Services
Traditional embedded value*
As at 30 Jun 2004 (£m)

	Pearl & NPL	LL	Unit linked, Service Co & other	Total
Adjusted net assets	612	22	194	828
Value of in force business	466	148	68	682
Cost of capital	(170)	(10)	(17)	(197)
Traditional embedded value	908	160	245	1,313

* *At risk discount rates of 10.1% for Pearl & NPL, and 8.1% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively*

Life Services - embedded value results

Life Services **Derivation of adjusted net assets** **As at 30 Jun 2004 (£m)**	
UK GAAP net assets after excluding the value of any investments in HHG companies outside Life Services[1]	1,386
Exclude intangibles[2]	(87)
Exclude LL contingent loan[3]	(181)
Exclude NPL contingent loan[4]	(290)
Adjusted net assets	828

1 *Includes £23m of shareholder transfers from the Pearl WP Fund that have accrued up to 30 June 2004. The 31 December 2003 presentation of the embedded value adjusted the UK GAAP net assets to remove such accrued transfers and included them in the value of the in-force business in the WP Fund.*

2 *The intangibles excluded are NPI Goodwill of £30m, NPI deferred acquisition costs of £43m and Pearl deferred acquisition costs of £4m and LL VIF of £10m.*

3 *The value of the contingent loan is included in the value of in-force business and is excluded from the adjusted net assets.*

4 *The value of NPL is included within Pearl and NPL's value of in-force business and is excluded from the adjusted net assets.*

Life Services - embedded value assumptions

- All on a best estimate basis
- Traditional EV economic assumptions

Pre-tax Investment Returns	31 Dec 02	31 Dec 03	30 Jun 04
Equities	7.1%	7.4%	7.6%
Property	6.6%	6.9%	7.1%
Government Securities	4.6%	4.9%	5.1%
Risk Discount Rate			
Pearl & NPL	9.6%	9.9%	10.1%
LL	9.6%	7.9%	8.1%
Unit Linked, Service Co & Other	9.6%	7.9%	8.1%

- Prudent approach to setting risk discount rates under the traditional EV
- Cost of capital captures a significant proportion of shareholder capital:
  - lock-in factor to the extent capital required to support with-profits capital requirement
  - recognition of double taxation on all assets given likely requirement to retain within life companies

HHG PLC

Life Services - embedded value movement analysis

Life Services
Analysis of traditional EV movement (£m)
31 Dec 2003 to 30 Jun 2004

	Pearl & NPL	LL	Unit linked, Service Co & other	Total
Traditional EV at 31 Dec 2003	716	155	274	1,145
Opening adjustments	12	2	(14)	0
Expected Return	32	6	6	46
Value created through Investment management[1]	1	1	0	2
Value lost through Insurance management[2]	(48)	(4)	(18)	(70)
Capital movements[3]	190	0	(7)	183
Other items	5	0	2	7
Traditional EV at 30 Jun 2004	908	160	245	1,313

1 *Value created through Investment management reflects actual investment returns vs expected and the impact of changes in investment assumptions, or of changes in asset mix during the period*

2 *Value lost through Insurance management reflects the demographic, expense and tax experience of the life company, together with any changes in the future assumptions for these items*

3 *Capital movements include Virgin Money (£75m) and HHG Invest minority purchase (£115m) transaction*

HHG PLC

Life Services - embedded value sensitivity analysis

Life Services
Sensitivity of traditional embedded value
As at 30 Jun 2004 (£m)

	Embedded Value			
	Pearl & NPL	LL	Unit Linked, Service Co & Other	Total
Base value	908	160	245	1,313
Risk discount rate 1% higher[1]	880	139	238	1,257
Risk discount rate 1% lower[1]	940	185	254	1,379
Pre-tax investment returns on equities and property 1% lower and reduced by 0.25% on corporate bonds with bonus and crediting rates changing commensurately[2]	898	152	239	1,289
Discontinuance rates increased by 25%[3]	948	163	210	1,321
Annuitant mortality reduced by 5%[4]	875	153	241	1,269
Non-commission expenses increased by 10%[5]	908	160	183	1,252

1 *Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 10.1% pa to 11.1% pa for Pearl and NPL. No corresponding change was assumed in future investment returns.*

2 *Assumed future pre-tax investment returns in respect of equities and property were decreased by 1% per annum, for example from 7.6% pa to 6.6% pa, and on corporate bonds by 0.25% pa, for example from 5.6% pa to 5.35% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.*

3 *Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.*

4 *Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products. No consequent changes to the valuation bases have been made.*

5 *All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then HHG Services Limited is the only company affected by this change.*

Life Services - statutory balance sheets

£m	Regulatory Capital FY02	Regulatory Capital HY03	Regulatory Capital FY03	Regulatory Capital HY04
Pearl				
Available Assets	495	452	724	744
Implicit Items	500	400	31	0
RMM	602	588	560	537
FAR %	2.7%	1.8%	2.1%	1.5%
NPL				
Available Assets	427	340	374	284
Implicit Items	0	0	0	0
RMM	322	310	276	259
FAR %	1.3%	0.4%	1.4%	0.4%
LL				
Available Assets	94	50	125	115
Implicit Items	80	80	12	12
RMM	99	99	89	87
FAR %	2.6%	1.1%	1.7%	1.5%

Life Services - Pearl illustrative


Annuitant Mortality Rates
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
RMV 92 + short cohort improvements
RMV 92 + CMI17 improvements
Actual Experience (Pearl) Males
Current assumption

Life Services - NPL illustrative

Annuitant Mortality Rates


1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
RMV92 + short cohort improvements
RMV92 + CMI17
Actual Experience (NPLL Reinsured) Males
Current assumption

IFRS - key accounting issues

The most significant impact on the HHG Group will result from the application of IFRS to insurance contracts.

Insurance contracts will continue to be accounted for under local Generally Accepted Accounting Principles (GAAP) under IFRS, until at least 2007. However, some contracts previously classified as "insurance" will, under IFRS, be classified as "investment". These "investment" contracts will result in a release in both reserves and deferred acquisition costs previously capitalised.

It is anticipated that HHG Group's financial position will also be affected materially on adoption of other IFRSs. An overview of the likely impact, based on the work performed to date is set out below:

Unit Linked Insurance
"Deposit" accounting will be adopted for revenue account items. Gross premiums and claims will be netted down to reflect the charges made on the policyholder and the relevant expenses incurred. This "netting down" will have no profit impact.

General Insurance
Release of the insurance equalisation reserve.

Pensions
Pension deficit to be included on the group balance sheet. The charge to the profit and loss account each year may be lower as the unwind of discount based on a AA corporate bond will vary from the expected investment return of the asset portfolio. Actuarial gains and losses will be taken against the Statement of Recognised Income and Expenditure (STRIE).

IFRS - key accounting issues

Goodwill

Goodwill will no longer be amortised, but subject to an annual impairment review.

Taxation

A balance sheet approach is adopted which recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is likely that there will be some increases in level of deferred assets or liabilities.

Investments

Reductions in valuation of quoted investments from mid to bid for certain investments.
Reanalysis of certain investments which may result in a change in the current valuation basis.
It is also anticipated that the group may be required to consolidate a number of investment vehicles thus grossing up both assets and liabilities on the balance sheet. There is not anticipated to be any profit impact.

Presentational changes:

- Single consolidated profit and loss account (under UKGAAP three consolidated profit and loss accounts are produced).
- Consolidated cash flow statement will include policyholder cash flows (these are excluded under UKGAAP).
- Additional HHG PLC entity information required (e.g. profit and loss account and cash flow statement).
- Significant additional disclosures are required for insurance and financial assets / liabilities and for staff pension schemes.

File No. 82-34758

HHG PLC - 2004 interim results

25 August 2004

- Operating profit before tax and other items of £51 million (compared to a loss of £34 million for the six months to 30 June 2003).
- Profit on ordinary activities before tax of £46 million compared to a loss of £902 million for the corresponding period in 2003. The adjustments for writedowns, amortisation and impairment of goodwill and acquired present value of in-force business, short-term investment return fluctuation and profit on business disposal/termination led to a negative charge of £5 million during the period compared to negative £835 million for the first half 2003.
- Henderson operating profit of £25 million (1H2003: £13 million)
- Henderson assets under management of £68.4 billion (31/12/2003: £70.6 billion)
- Life Services operating profit of £32 million (1H2003 loss of £40 million)
- Life Services traditional embedded value £1.31 billion (31/12/2003: £1.15 billion)

Comment from Chief Executive, Roger Yates

"In the first half of 2004, we made good progress against our business objectives, including solid improvements in operating profit and efficiency.

Henderson operating profit was up 92% against the same period last year, and 32% on the second half, on the back of improved market conditions. In addition, Henderson's half year cost to income ratio was below the target set for the full year - driven by higher margin business and increased transaction and performance fees.

Life Services continued to make efficiency gains and its service company is in profit well ahead of schedule. The embedded value for Life Services rose to £1.3 billion due to additional capital and improved investment returns. We took action to strengthen mortality reserves and continued to maintain prudent provisions for Life Services liabilities and risks.

During the period, we realised the investment in Virgin Money and bought out the remaining holding in Henderson from the Pearl shareholder fund. We now have a simpler corporate structure and a stronger balance sheet and the business is better placed to meet upcoming regulatory changes.

HHG has a clear strategy and is on track to deliver both its short- and long-term objectives. Assuming flat investment markets, we expect to maintain margins for Henderson and achieve further efficiency improvements in Life Services in 2004."

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Henderson – strong growth in profits

Operating profit before tax was £25 million, up 92% from £13 million in the first half 2003. This reflects the recovery in equity markets from their low in early 2003 and improvement in fee margins, a core business objective.

Total fee income in first half 2004 of £116 million was 23% higher than in the same period of 2003, reflecting higher management fees and greater transaction and performance fees.

Henderson's cost to income ratio improved further in the first half of 2004 to 79% compared to 86% in first half 2003 and in line with its targets for the full year 2004.

During the first half of 2004, total assets under management (AUM) reduced by £2.2 billion to £68.4 billion. Underlying this position were the expected outflows, associated with the run-off of Life Services, institutional business and AMP, partly offset by inflows to higher margin products and market related improvement.

Henderson has continued to focus on its target of improving margins on AUM. Revenue lost through fund outflows from lower margin Life Services and some external institutional business was offset by gains in higher margin areas such as absolute return funds, collatoralised debt obligation funds, US and European Horizon mutual funds and property products.

Life Services – improved efficiency and stronger reserving

Life Services operating profit before tax and other items of £32 million for the first half of 2004 compared favourably to the loss of £40 million in the first half of 2003.

This result demonstrates improved underlying performance partly offset by stronger reserving.

Life Services operating profit reflected the release of prudential margins from the run-off of the closed books and the shareholder's share of bonuses on with-profits business. In addition, there were two major adjustments: an upward revaluation of one of two contingent loans and the strengthening of annuitant mortality assumptions for NPI-related business. The net impact of these and other adjustments was negative £25 million.

HHG Services Limited (the service company) achieved a £2 million profit in the first half of 2004 - a full 6 months ahead of forecast. Further efficiency actions have been identified and will be implemented in procurement, customer service and information technology. As a result, management has now reduced the target cost base from £130 million to £120 million for the full year 2004.

The increase in embedded value for the Life Services business to over £1.3 billion at 30 June included:

- investment return and emergence of earnings from the in-force book of business;
- the positive impact of additional capital attributed to the business unit; and
- the adverse impact of strengthening the annuitant mortality basis.

Life Services capital has increased as a result of the sale by the Pearl Assurance plc (Pearl) shareholder fund of its remaining 24% interest in HHG Invest plc to HHG PLC and the £75 million net consideration arising from the disposal of HHG's interest in Virgin Money Group (Virgin Money). These actions have ensured Life Services is better placed for further regulatory changes.

Regulatory capital

At 30 June 2004, free asset ratios (FAR) for Pearl and NPL were lower than at the full year 2003. However, we removed our reliance on implicit items for Pearl and utilise only £12 million in London Life.

Free Asset Ratio %	Pearl	National Provident Life	London Life
FY03	2.1	1.4	1.7
1H04	1.5	0.4	1.5

We continue to ensure that Life Services operates within its risk budget and is covered by appropriate provisioning.

The Financial Services Authority has now finalised its Practice Statement PS 04/16 on the calculation of realistic balance sheets for life companies. HHG provided realistic balance sheet calculations at 31 December 2003 under the guidance of the preceding Consultation Paper 195. In early October 2004, we intend to release the restatement of these calculations under the new basis and provide the realistic balance sheets as at 30 June 2004.

Other businesses

In February 2004, the sale of the AMPLE online financial services business was completed. The impact of which was provided for in the full year 2003 result.

In April 2004, HHG completed the sale of its 50% holding in Virgin Money to the Virgin Group, resulting in an exceptional profit of £18 million. In the period to disposal, HHG's share of Virgin Money profit was £1 million.

The operations of Towry Law International (TLI) were closed to new business in May 2004, resulting in a non-operating exceptional loss of £7 million for which provision was made in the first half of 2004. The closure of TLI has no impact on the operations of Towry Law in the United Kingdom, which reported an operating profit of £0.4 million for first half 2004.

Balance sheet and liquidity

On 31 March 2004, HHG PLC issued 246,160,000 new ordinary shares for a net consideration of £115 million to acquire the Pearl shareholder fund's remaining investment in HHG Invest plc. The liquidity position of HHG improved as a result of the cash received from the equity raising and from the disposal of its interest in Virgin Money.

Dividend

No ordinary dividend is proposed for the first half 2004. This is in line with HHG's previous statement that, subject to ongoing review, dividends are not likely to be paid in, or in respect of, the years 2004 or 2005.

The Board of Directors

Two new non-executive directors, John Roques and Duncan Ferguson, were appointed to the HHG Board during the year.

Outlook for full year 2004

Assuming flat markets, HHG is on track to deliver its full year 2004 objectives. Specifically, we expect to maintain margins for Henderson and continue operational efficiency improvements in Life Services.

Notes to editors

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices.

HHG consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with £68 billion of assets under management.
- Life Services – made up of the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

Further information

Investor enquiries

Gail Williamson +44 (0)20 7818 5310
HHG Director of Investor Relations investor.relations@hhg.com

Media enquiries

United Kingdom - Financial Dynamics
Nic Bennett +44 (0)20 7269 7190

Australia - Cannings
Graham Canning +61 (0)2 9252 0622

Details of Analyst and Investor briefings

Australia – 4.30pm (Sydney time) 7.30am (London time), 25 August

For a telephone link to the briefing dial numbers below at 7.25am, for 7.30am start.

From

Australia	1800 002 087	(free call)
New Zealand	0800 446 477	(free call)
Hong Kong	800 968 584	(free call)
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United States	1866 850 9296	(free call)
All others	+44 (0) 1452 560 068	(this is not a free call)

United Kingdom – 10.30am (London time), 25 August

For a telephone link to the briefing dial numbers below at 10.25am, for 10.30am start.

From

United Kingdom	0800 953 1286	(free call)
All others	+44 (0) 1452 560 068	(this is not a local call)

File No. 82-34758

HHG PLC
Interim Statement 2004

For the six months ended 30 June 2004

HHG has continued to build on the solid financial base established since listing in late 2003. In the first half 2004, good progress was made against the business objectives set by the Board and there were solid improvements in both operating profit* and efficiency.

- Profit on ordinary activities before tax of £46 million (1H2003: £902 million loss)
- Henderson operating profit of £25 million (1H2003: £13 million)
- Life Services operating profit of £32 million (1H2003: £40 million loss)
- Henderson assets under management of £68.4 billion (31 Dec 2003: £70.6 billion)
- Life Services traditional embedded value of £1.3 billion (31 Dec 2003: £1.1 billion)

HHG is on track to deliver its objectives to maintain margins for Henderson and continue efficiency improvements in Life Services in 2004.

Henderson – growth in revenues
Operating profit before tax was £25 million, up 92% from £13 million in first half 2003. This reflects the recovery in equity markets from their low in early 2003 and improvement in fee margins, a core business objective.

Henderson total fee income in first half 2004 of £118 million was 23% higher than in the same period 2003, reflecting higher management fees and greater transaction and performance fees. Henderson's cost to income ratio improved further in first half 2004 to 79%, compared to 86% in first half 2003 and ahead of our targets for full year 2004.

Life Services – improved efficiency and stronger reserving
Operating profit before tax of £32 million for first half 2004 compared favourably to the loss of £40 million for first half 2003. Life Services continued to make efficiency gains and its service company is in profit well ahead of schedule. The embedded value for Life Services rose to £1.3 billion (31 Dec 2003: £1.1 billion) due to additional capital and improved investment returns. Action was also taken to strengthen mortality reserves by £82 million and we continued to maintain prudent provisions.

Other business
The sale of HHG Group's 50% holding in Virgin Money Group to the Virgin Group resulted in a non-operating exceptional profit of £18 million. The closure of Towry Law International (TLI) operations to new business resulted in a non-operating exceptional loss of £7 million. The closure of TLI has no impact on the operations of Towry Law in the United Kingdom which reported an ongoing profit of £0.4 million for first half 2004.

The effective tax rate increased from a relief of 3.2% in first half 2003 to a charge of 19.6% in first half 2004.

On 31 March 2004, HHG PLC issued 246,160,000 new ordinary shares for a net consideration of £115 million. The proceeds from this capital raising together with internal cash resources were used by HHG PLC to acquire full ownership of HHG Invest plc from Pearl Assurance plc's shareholder fund.

No ordinary dividends are proposed for first half 2004 (1H2003: nil).

Cash flow improved to a net inflow of £46 million when compared to a net outflow of £421 million in first half 2003. The current year has benefited from the capital raising referred to above and the first instalment (£50 million) of sale proceeds from the shareholding in Virgin Money Group.

In July 2004, the Accounting Standards Board issued Financial Reporting Exposure Draft 34 "Life Assurance" (FRED 34). This has not been adopted by HHG Group at 30 June 2004 as it is currently in draft form only, but it is anticipated that a new accounting standard based on FRED 34 will be adopted in the 2004 HHG PLC Full Annual Financial Report and Accounts.

Sir Malcolm Bates
Chairman
25 August 2004

Summarised Consolidated Profit and Loss Account For the half year ended 30 June 2004	Unaudited 6 months 2004 £m	Unaudited 6 months 2003 £m	Audited Full year 2003 £m
Henderson	25	13	32
Life Services	32	(40)	81
Other Businesses	–	(2)	(3)
Business unit operating profit/(loss)	57	(29)	110
Corporate costs	(6)	(5)	(12)
Operating profit/(loss)	51	(34)	98
Unallocated interest costs	–	(33)	(60)
Operating profit/(loss) before tax based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired Present Value of In Force Business (PVIF)	51	(67)	38
Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF	–	(507)	(543)
Amortisation and impairment of goodwill	(10)	(297)	(307)
Impairment of goodwill arising on acquisition of associates	–	(9)	(9)
Amortisation and impairment of acquired PVIF	–	(27)	(33)
Short term fluctuation in investment return	(6)	(2)	(13)
Profits on disposal/termination of businesses	11	7	3
Profit/(loss) on ordinary activities before tax	46	(902)	(864)
Tax (charge)/credit on profit/(loss) on ordinary activities	(9)	29	17
Profit/(loss) on ordinary activities after tax	37	(873)	(847)
Preference dividend on non-equity shares	–	–	(1)
Retained profit/(loss) for the period	37	(873)	(848)
Basic and diluted earnings per share	1.4p	(191.5p)	(119.7p)
Gross premiums written	479	877	1,664

Consolidated Statement of Total Recognised Gains and Losses For the half year ended 30 June 2004	Unaudited 6 months 2004 £m	Unaudited 6 months 2003 £m	Audited Full year 2003 £m
Profit/(loss) on ordinary activities after tax	37	(873)	(847)
Foreign exchange losses	(1)	–	(3)
Total recognised gains/(losses) arising in the period	36	(873)	(850)

Summarised Consolidated Balance Sheet As at 30 June 2004	Unaudited 30 Jun 2004 £m	Restated Unaudited 30 Jun 2003 £m	Restated Audited 31 Dec 2003 £m
Assets			
Goodwill	270	288	280
Investments	23,009	25,194	23,780
Assets held to cover linked liabilities	4,161	4,317	4,349
Other assets	1,416	1,601	1,698
Total assets	28,856	31,400	30,107
Liabilities			
Capital and reserves	1,839	172	1,689
Fund for future appropriations	522	138	612
Gross technical provisions	20,865	23,924	21,881
Technical provisions for linked liabilities	4,161	4,317	4,349
Other liabilities	1,469	2,849	1,576
Total liabilities	28,856	31,400	30,107

Summarised Consolidated Cash Flow Statement For the half year ended 30 June 2004	Unaudited 6 months 2004 £m	Unaudited 6 months 2003 £m	Audited Full year 2003 £m
Net cash outflow from operating activities	(118)	(373)	(362)
Returns on investments and servicing of finance	–	(29)	(74)
Tax	1	15	(3)
Capital expenditure	1	–	4
Acquisitions and disposals	50	–	3
Financing activities	112	(34)	414
Net cash flows available for investment	46	(421)	(18)
Cash flows were invested as follows:			
Decrease in cash holdings	(68)	(2)	(99)
Net purchases/(sales) of investments	114	(419)	81
Net investment of cash flows	46	(421)	(18)

* Operating profit represents trading results of the combined business units excluding non-trading, exceptional items and short term investment fluctuations.

Basis of preparation The results for the six months ended 30 June 2004 have been prepared on the basis of accounting policies set out in HHG PLC's 2003 Full Annual Financial Report and Accounts, subject to the following changes:

- The provisions of the Statement of Recommended Practice on Accounting for Insurance Business, issued by the Association of British Insurers in November 2003, have been adopted in these financial statements and resulted in the derecognition of a securitised asset (30 Jun 2003: £135m; 31 Dec 2003: £111m), the recognition of additional deferred acquisition costs (30 Jun 2003: £nil; 31 Dec 2003: £45m) and a reduction in the long term business provision (30 Jun 2003: £135m, 31 Dec 2003: £66m). This has had no impact on current or comparative period HHG Group results but has resulted in reallocations between captions within the balance sheet and within the profit and loss account.
- In April 2004, the Accounting Standards Board issued FRS 20 "Share based payments" which sets out the accounting treatment for employee share schemes. HHG PLC has adopted this accounting standard for all share based payment schemes established in first half 2004 resulting in an expense of £1m being recognised. No prior period adjustments are required.

  The Urgent Issues Task Force ("UITF") Abstract 37 "Purchases and sales of own shares" requires HHG Group's holdings in its own shares to be deducted from equity shareholders' funds and not included in assets. In addition, movements in own shares are taken directly to shareholders' funds. The UITF Abstract 38 "Accounting for ESOP trusts" requires own shares held by employee share trusts to be deducted from capital in arriving at shareholders' funds rather than being held as assets. In respect of these, £2m of own shares have been deducted in arriving at capital and reserves at 30 June 2004. No prior period adjustments were required as no own shares were held in 2003.

Statutory accounts The financial information contained in this interim statement is unaudited and does not constitute statutory accounts. The 2003 HHG PLC Full Annual Financial Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified. The auditors have carried out a review of the interim financial information and their report follows.

Independent review report to HHG PLC
Introduction We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the Summarised Consolidated Profit and Loss Account, the Consolidated Statement of Total Recognised Gains and Losses, the Summarised Consolidated Balance Sheet and the Summarised Consolidated Cash Flow Statement. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work for this report, or for the conclusions we have formed.

Directors' responsibilities The interim statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
Registered Auditor, London
25 August 2004

HHG PLC

4 Broadgate, London EC2M 2DA, England
Company Registration Number: 2072534

This advertisement is a summary of certain information contained in the stock exchange announcements dated 25 August 2004 (relating to the interim results for the six months to 30 June 2004 of the HHG Group). All announcements are posted on the HHG website at www.hhg.com for shareholders to access.

For enquiries, shareholders can contact the registrar:
United Kingdom Phone 0870 703 0109
Email hhgservices@computershare.com.au

www.hhg.com

File No. 82-34758

HHG PLC

ASX Appendix 4D

announcement of 2004 Interim Results

For 6 months to 30 June 2004

The information contained in this document should be read in conjunction with the HHG PLC (the Company) Full Annual Financial Report and Accounts for the year ended 31 December 2003 and any public announcements made by HHG PLC and its controlled entities (HHG Group) during the year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the Australian Stock Exchange (ASX) Listing Rules. This report includes the half year information required to be given to the ASX under Listing Rule 4.2A.

HHG PLC - Company Number 2072534 and ARBN 30106 988 836

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

CONTENTS PAGE

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Note: The disclosures provided in this "Results for Announcement to the Market" section meet the requirements of the ASX.

Financial results

	6 months 2004	6 months 2003	% change 2004 to 2003
	£m	£m	%
Revenue from ordinary activities	1,026	2,433	(58)
Profit/(loss) from ordinary activities after taxation attributable to members	37	(873)	-
Net profit/(loss) for the period attributable to members	37	(873)	-

Dividends

No dividend on ordinary shares is proposed (30 June 2003: nil).

Analysis of revenue from ordinary activities

	6 months 2004	6 months 2003
	£m	£m
General insurance business gross premiums written	-	-
Long term business gross premiums written*	479	877
Long term business investment income	635	682
Long term business unrealised (losses)/gains on investments	(248)	872
Non-technical account investment income	27	21
Non-technical account unrealised gains/(losses) on investments	13	(116)
Henderson business unit total revenue	119	95
Less: Henderson business unit intra-group revenue	(23)	(22)
Towry Law business unit total revenue	24	24
Total	1,026	2,433

* Reduction in long term business gross premiums written reflects the closure of the life companies to new business.

Net tangible assets/(liabilities) per ordinary share

	30 Jun 2004	30 Jun 2003
	pence	pence
Net tangible assets per 10p ordinary share in issue at 30 June 2004 (30 June 2003: net tangible liabilities per £1 ordinary share in issue)	58	(17)

"Net tangible assets" are defined by the ASX, as being total assets less intangible assets less total liabilities ranking ahead of, or equally with, claims of ordinary shares.

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

REVIEW OF OPERATIONS AND FINANCIAL REVIEW

Modified statutory solvency results

The HHG Group reports its performance on a Modified Statutory Solvency Basis (MSSB).

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Henderson	25	13	32
Life Services	32	(40)	81
Other Businesses	-	(2)	(3)
Business unit operating profit/(loss)	57	(29)	110
Corporate costs	(6)	(5)	(12)
Operating profit/(loss)	51	(34)	98
Unallocated interest costs	-	(33)	(60)
Operating profit /(loss) before taxation based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired Present Value of In Force business (PVIF)	51	(67)	38
Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF *	-	(507)	(543)
Amortisation and impairment of goodwill	(10)	(297)	(307)
Impairment of goodwill arising on acquisition of associates	-	(9)	(9)
Amortisation and impairment of acquired PVIF *	-	(27)	(33)
Short term fluctuation in investment return	(6)	(2)	(13)
Profits on disposal/termination of businesses	11	7	3
Profit/(loss) on ordinary activities before taxation	46	(902)	(864)

* *Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective taxation rate attributable to the balance on the long term business technical account.*

HHG Group result

For first half 2004, the HHG Group profit on ordinary activities before taxation on a Modified Statutory Solvency basis increased to £46m against a loss of £902m for first half 2003. HHG Group continued to build on the solid financial base established since the demerger from AMP Limited Group and made steady progress against the efficiency and productivity targets for full year 2004. Henderson improved profitability and continued to grow higher margin business while Life Services Traditional Embedded Value (TEV) increased to £1.3bn, reserves were strengthened and HHG Services Limited (the Service Company) achieved profit for first half 2004.

During the period, actions were also taken to realise value from HHG Group's 50% investment in Virgin Money Group and to acquire full ownership of HHG Invest plc from Pearl Assurance plc's (Pearl) shareholder fund. This resulted in a simpler corporate structure, a stronger balance sheet and left the business better placed to meet proposed regulatory changes.

No ordinary dividend is proposed for first half 2004 (half year 2003: nil).

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Henderson

Henderson's objective is to maintain its configuration as an international, multi-asset class investment management business and increase access to platforms and panels of the largest global and national distributors. To achieve this Henderson concentrates on:

- Building and sustaining competitive investment performance;
- Responding to the increasing commoditisation of core products by developing new and existing higher – margin products;
- Attracting and retaining the right people by providing market competitive remuneration and effective career development programmes; and
- Building scale by strengthening distribution and client servicing.

Strong first half 2004 result – 92% up on first half 2003

Operating profit before taxation for Henderson for first half 2004 was £25m, up 92% from £13m for first half 2003. This reflects the recovery in equity markets from their low in early 2003 and management focus on improving fee margins.

Total fee income in first half 2004 of £116m was 23% up on first half 2003 as management fees increased with stronger investment markets – FTSE 100 averaged 4,447 in first half 2004, a 16% increase on first half 2003. Transaction fees, performance fees and other income also increased – predominantly for absolute return funds, Banca Popolare Di Lodi (BPL) subadvisory funds and Henderson managed real estate in the US.

Operating expenses grew by 18% to £92m for first half 2004 as the tight control over business as usual costs was offset by an expected increase of investment in people and infrastructure. The majority of the increase related to variable costs for example, employee remuneration, incentivisation and pension costs.

This focused spending alongside improved revenues delivered a cost to income ratio for first half 2004 of 79% compared to 86% in first half 2003 and 84% for full year 2003.

Investment performance and distribution

Henderson has won seventeen investment performance awards during first half 2004 spanning a range of products from long equities to absolute return funds to property and including six Standard and Poors first place awards. In addition, Henderson won several awards for marketing and property development during the period.

In first half 2004, management continued the restructuring of the investment operations which began in 2003 to further improve manufacturing in fixed income and UK equities. New investment professionals are in place to strengthen the United Kingdom and European equity teams and further action is anticipated in second half 2004.

The new growth and higher margin areas of the business outperformed in first half 2004. Absolute return funds, the Henderson European Horizon range of funds (that are also distributed in Asia) and the Henderson US mutual range of funds all continue to meet or exceed their benchmark performance in 90% of instances.

Henderson is focused on expanding its distribution capabilities and a new director of UK Retail business has been appointed to modernise the way in which Henderson interacts with the market in the United Kingdom. Outside of the United Kingdom, Henderson continues to successfully nurture relationships with external distributors such as Fidelity in Taiwan and BPL in Italy and a number of new agreements are in the process of being finalised.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Henderson (continued)

Assets Under Management (AUM)

During first half 2004 total AUM reduced by £2.2bn to £68.4bn. Underlying this position were expected net outflows in Life Services (-£1.2bn), external business (-£1.5bn) and AMP Limited Group (-£0.4bn) and a positive adjustment for market improvements (£0.9m). Henderson's continued focus on improving contribution from AUM ensured that during first half 2004, revenues lost from lower margin outflows have been offset by gains in higher margin areas such as absolute return funds, CDO and other structured products.

Summary of movements in AUM by distribution channel

	31 Dec 2003	Net fund flows	Market movements	30 Jun 2004
	£bn	£bn	£bn	£bn
Retail – open ended	6.5	0.1	0.1	6.7
Retail – closed ended	4.6	(0.1)	0.2	4.7
Sub-advisory	6.8	(0.5)	0.1	6.4
Institutional	25.6	(1.4)	0.2	24.4
Life Services life funds	27.1	(1.2)	0.3	26.2
Total AUM	70.6	(3.1)	0.9	68.4

AUM by type of asset

	30 Jun 2004	30 Jun 2003	31 Dec 2003
	£bn	£bn	£bn
UK Equity	16.6	18.4	17.3
International Equity	11.1	11.6	11.4
Total equity	27.7	30.0	28.7
Fixed income	34.5	33.4	36.0
Property	5.5	5.5	5.3
Private equity	0.7	0.5	0.6
Total AUM	68.4	69.4	70.6

AUM split by type of asset remained fairly stable during the period with equity holdings moving from 41% of AUM at 31 December 2003 to 40% at 30 June 2004, whilst fixed income remained stable at 51% over the same period.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Henderson (continued)

Outlook

Henderson has a well diversified base which provides resilience when markets are in decline and has a number of offerings that are capable of meeting specialist demand for example, absolute return funds and property. However, Henderson faces some considerable challenges in the short term. Henderson will continue to focus on investment performance improvement in second half 2004 and ensure that this improvement is sustained into 2005. We will also build on the recent initiatives in restructuring United Kingdom distribution capability. Cost control will remain a priority particularly given the early signs of increasing cost inflation.

Regulatory Strength

Henderson complies with all aspects of the Financial Services Authority's (FSA) prudential regulations.

Life Services

The objective of Life Services is to deliver shareholder value, from its closed books of business, by demonstrating rigorous balance sheet and risk management to allow the market greater certainty about the underlying value of its businesses. In the longer term, that value will be realised through the return of capital and payment of dividends to shareholders.

Life Services intends to achieve this objective by focusing in certain basic areas: balance sheet and risk management, unit costs and efficiency, customer management, and the development and retention of high quality people.

MSSB result – satisfactory underlying performance impacted by more prudent reserving

The Life Services result of £32m for first half 2004 compares favourably with first half 2003 (-£40m).

The long term technical account benefited from strength in recurring profit items, such as the release of prudential margins from run off of the closed books and the shareholder's share of bonuses on with-profits business. This was offset by management's decision to strengthen annuitant mortality assumptions for NPI related business (-£82m) the impact of which was partially offset by smaller positive one-off adjustments.

The Service Company achieved a £2m profit in first half 2004, ahead of forecast, compared to a loss of £18m in first half 2003 and a full year 2003 loss of £8m. Further efficiency actions will be identified and implemented around procurement, servicing and IT. In addition, management intends to assess outsourcing opportunities in second half 2004 to establish the potential for managing the risks associated with aligning costs and revenue for the run off book.

Life Services continues to receive general insurance profits (first half 2004: £6m) through its ongoing arrangement with Churchill, who manufacture products under the Pearl brand, and through the release of margins from the technical provisions of the general insurance run off business.

Shareholder interests increased to £21m in the period compared to £6m for first half 2003, largely reflecting the increase in the value attributed to the contingent loan provided by the shareholder to the London Life policyholder funds. There was also a modest increase in returns in line with the additional capital attributed to the business unit following the sale of Pearl shareholder fund's interest in HHG Invest plc and the sale of HHG Group's interest in Virgin Money Group.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Life Services (continued)

Embedded Value

HHG Group has provided embedded values on a traditional basis as at 30 June 2004 and has been advised by Tillinghast-Towers Perrin in this regard.

Assumptions

TEVs are calculated using a prudent risk margin of 5% above the risk free rate for Pearl and NPLL (3% for London Life Limited (London Life), unit linked, the Service Company and other companies) and economic assumptions are determined based on appropriate government bond yields at each reporting date.

As a result of movements in bond yields during the period, risk discount rates have increased in respect of Pearl and NPLL from 9.9% p.a. at 31 December 2003 to 10.1% p.a. at 30 June 2004. The corresponding increase for the other Life Services business is from 7.9% p.a. to 8.1% p.a.

Closure to new business and, in particular, the move to a more conservative asset mix caused an increase in Life Services fund outflows during second half 2003 which was anticipated to continue into first half 2004. The actual experience has improved in first half 2004 as compared to second half 2003, however persistency across Life Services remains broadly in line with the assumptions underlying its embedded value. We have adjusted assumptions to allow for any continuation of the increased outflows however it is management's expectation based on 2004 experience that the spike in run off is dropping back to longer term levels.

Movement in TEV

Movement from 31 December 2003 to 30 June 2004

	£m
Consolidated TEV at 31 December 2003	1,145
Expected return	46
Value created through investment management	2
Value lost through insurance management	(70)
Capital movements	183
Other	7
Consolidated TEV at 30 June 2004	1,313

There have been three main factors impacting the embedded value during first half 2004: the expected return reflecting interest on capital and six months worth of unwind on the value of in-force business at the discount rate, additional capital attributed to the business unit and the adverse impact resulting from a strengthening of the annuitant mortality basis. Additional capital has arisen from the March 2004 capital raising (which facilitated the sale by Pearl shareholder fund of its remaining 24% interest in HHG Invest plc to HHG PLC) and the £75m consideration arising from disposal of HHG Group's interest in Virgin Money Group.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Life Services (continued)

Embedded Value (continued)

Movement in TEV (continued)

Sensitivity of TEV

	£m
Base	1,313
Risk discount rate increased by 1%	1,257
Risk discount rate decreased by 1 %	1,379
Pre-tax investment returns on equities and property decreased by 1% corporate bonds decreased by 0.25% with bonus rates changing commensurately	1,289
Discontinuance rates increased by 25%	1,321
Annuitant mortality decreased by 5%	1,269
Non-commission expense increased by 10%	1,252

HHG Group intends to produce Market Consistent Embedded Values for Life Services on an annual basis only due to the significant additional resources involved and the limited additional usefulness of the information.

Regulatory capital – statutory solvency

Free asset ratios (FARs)

Free assets are measured as the excess of available assets (admissible assets less total liabilities) plus implicit items over and above the Required Minimum Margin. The FAR is free assets divided by total liabilities.

The FARs of the main life companies as at 30 June 2004 and in comparison to the 31 December 2003 position were for Pearl 1.5% (2.1%), NPLL 0.4% (1.4%) and London Life 1.5% (1.7%).

Equity backing ratios

At 30 June 2004, the equity backing ratios were Pearl 30% (31 December 2003: 31%); London Life 13% (31 December 2003: 12%); and NPLL 14% (31 December 2003: 14%). The Pearl figure is net of the impact of derivatives held to provide protection against major falls in equity markets.

Realistic balance sheet reporting

In July 2004, the FSA released PS04/16 "Integrated Prudential Sourcebook for Insurers", outlining the final calculation basis for realistic balance sheet information. The final basis for calculation sits closer to the previously proposed CP195 basis than the Association of British Insurers basis and therefore a slight positive impact on previously disclosed Risk Capital Margin coverage under the CP195 basis is anticipated. HHG Group expects to release realistic balance sheet information as at 30 June 2004 in October 2004.

Improved balance sheet and risk management

Life Services continues to investigate opportunities to optimise financial and risk management, to ensure the most efficient use of capital. This includes initiatives within certain policyholder funds to manage credit exposure more tightly, diversify into lower volatility investments, match assets and liabilities more closely and reduce exposure to mortality improvements through reinsurance. Investment properties held by the life funds have been reorganised in first half 2004 to reduce risk and increase liquidity through the use of unit trusts. During the period HHG Group pre-empted any potential negative regulatory capital impact of the FSA proposed CP204 "Financial Conglomerates Directive" due for implementation in quarter one 2005 by purchasing the remaining 24% investment in HHG Invest plc from the Pearl shareholder fund.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Other businesses

Virgin Money Limited

On 27 April 2004, HHG Group completed the sale of its 50% holding in Virgin Money Group to the Virgin Group for a cash consideration of £90m. The net consideration was £75m, reflecting the discounting of amounts receivable in future years, provisions in respect of certain indemnities given under the transaction and transaction expenses. This resulted in a non-operating exceptional profit of £18m. In the period to disposal, HHG Group's share of Virgin Money Group's profit was £1m.

Towry Law

On 27 May 2004, HHG Group announced, following a strategic review and in light of difficult market conditions, that it would close the operations of Towry Law International (TLI) to new business. This resulted in a non-operating exceptional loss of £7m which has been fully provisioned. The closure of TLI has no impact on the operations of Towry Law in the United Kingdom which reported an ongoing profit of £0.4m for first half 2004.

Provision has been made in previous periods for possible claims in relation to TLI arising from inappropriate advice. No strengthening of this provision has been required in first half 2004 and it is adequate inter alia to cover ex-gratia payments that may be made in relation to Global Diversified Trading Limited and Global Opportunities Trading Limited announced on 17 August 2004.

AMPLE

In February 2004, the sale of the AMPLE online financial services business was completed. This was fully provided for in 2003.

Corporate costs

The increase in corporate costs for first half 2004 to £6m (first half 2003: £5m) reflects significant reduction in costs associated with headcount offset by the large additional costs of servicing HHG Group's substantial shareholder base in two regions. HHG Group continues to examine opportunities to streamline corporate expenditure, however, we anticipate that costs associated with the shareholder base will increase in future periods.

Balance sheet

Capital raising and corporate structure

On 31 March 2004, HHG PLC issued 246,160,000 new ordinary shares for a net consideration of £115m. The proceeds from this capital raising together with internal cash resources, were used by HHG PLC to acquire full ownership of HHG Invest plc from the Pearl shareholder fund for a consideration of £119m.

Net Assets

The liquidity position of HHG Group has improved as a result of the cash received from the successful capital raising undertaken in March 2004 and from the disposal of Virgin Money Group in April 2004.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

Balance sheet (continued)

Net Assets (continued)

Net assets by business segment

	30 Jun 2004	31 Dec 2003
	£m	£m
Henderson	378	373
Life Services	1,386	1,177
Other Businesses	21	73
Corporate	55	68
Net assets	1,840	1,691
Financed by:		
Capital and reserves	1,839	1,689
External loans	1	2
	1,840	1,691

Standby facility

In March 2004, as part of establishing appropriate listed entity funding structures, the HHG Group agreed terms for a standby credit facility of up to £70m spread across three different banks. The facility is for 364 days. As at 30 June 2004 this facility was undrawn and it is expected to remain so for its duration.

Cash flow

Cash flow improved from a net outflow in first half 2003 of £421m to a net inflow in first half 2004 of £46m. The first half 2003 outflow reflected high levels of cash payments associated with restructuring Life Services whereas first half 2004 has benefited from cash inflows from the 31 March 2004 capital raising of £115m and from the sale of Virgin Money Limited of £50m.

Pension scheme

A full valuation of the staff pension scheme was conducted at 31 December 2003 and revealed a small surplus (£9m) on a funding basis. On a FRS 17 basis, the pension scheme showed a deficit of £66m (before taxation) at 30 June 2004 (31 December 2003: deficit £69m). Employer contributions recommenced in 2004 at a level of 19.9% of relevant payroll, based on the valuation performed at 31 December 2001. HHG Group is currently reviewing with the scheme trustees the impact of the most recent valuation on the contribution rate, but it is expected to remain broadly similar.

Taxation

The effective rate of taxation in the HHG Group consolidated profit and loss account for first half 2004 of 19.6% shows a favourable variance to the expected rate due to realised gains on disposal of investments not subject to taxation. The first half 2003 effective taxation rate on the loss for the period of 3.2% reflects the non tax-deductibility of exceptional costs and impairments arising during the period.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (continued)

International Financial Reporting Standards (IFRSs)

The most significant impact of IFRSs on the HHG Group will result from the application of IFRSs to Insurance Contracts. IFRS 4 "Insurance contracts" was issued on 31 March 2004 and will apply as will other IFRSs from 1 January 2005. Those contracts meeting the definition of an insurance contract should continue to be accounted for under local Generally Accepted Accounting Principles (GAAP) until development of a full standard by the International Accounting Standards Board under "Phase 2". Adoption of Phase 2 is not expected until at least 2007. However, with the publication of Financial Reporting Exposure Draft 34 "Life Assurance" (FRED 34) in July 2004, it is anticipated that a new accounting standard based on FRED 34 will be adopted in the 2004 full year accounts and this will be local GAAP until Phase 2 is implemented. It is anticipated that HHG Group's financial position will also be affected materially on adoption of other IFRSs including those relating to accounting for pensions, goodwill, deferred taxation, investment valuation and the treatment in HHG Group's accounts of OEICs and unit trusts.

The project in place to ensure that the HHG Group meets the requirements of IFRSs is progressing well. Work is underway to implement accounting policies compliant with IFRSs and to restate the 1 January 2004 balance sheet. HHG Group expects to communicate detailed information on IFRSs in quarter two 2005.

Changes in accounting policy

The provisions of the Statement of Recommended Practice on Accounting for Insurance Business, issued by the Association of British Insurers in November 2003, have been adopted in these financial statements and resulted in the derecognition of a securitised asset (30 June 2003: £135m; 31 December 2003: £111m), the recognition of additional deferred acquisition costs (30 June 2003: £nil; 31 December 2003: £45m) and a reduction in the long term business provision (30 June 2003: £135m; 31 December 2003: £66m). This has had no impact on current or comparative period HHG Group results but has resulted in reallocations between captions within the balance sheet and within the profit and loss account.

HHG PLC has chosen to adopt FRS20 "Share based payments" in accounting for all share based payment schemes established in first half 2004. No prior period adjustments were required. The charge for share based payments in first half 2004 is £1m. HHG Group has also adopted the Urgent Issues Taskforce (UITF) Abstract 37 "Purchases and sales of own shares" and Abstract 38 "Accounting for ESOP trusts" presenting HHG Group's holdings (including those of employee share trusts under HHG Group's de facto control) in its own shares as a deduction from equity shareholders' funds. In respect of these, £2m of own shares have been presented separately on the face of the balance sheet at 30 June 2004. No prior period adjustments were required as no own shares were held in 2003.

DIRECTORS' REPORT

The directors present their report for first half 2004.

Directors

The Directors of HHG PLC during the half year and up to the date of this report are shown below. The directors were in office for this entire period except where stated otherwise.

Sir Malcolm Bates
Peter Costain
Duncan Ferguson (appointed 1 July 2004)
Pat Handley (resigned 21 May 2004)
Toby Hiscock
Antony Hotson
Ian Laughlin
Andrew Mohl (resigned 2 February 2004)
John Roques (appointed 14 January 2004)
Sir William Wells
Roger Yates

Review of operations and results

HHG Group's results for first half 2004 are shown in the summarised consolidated profit and loss account on page 14. A review of first half 2004 and future developments is covered in the Review of Operations and Financial Review that precedes this report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and other sections of this Announcement of Interim Results have been rounded off to the nearest million pounds sterling, unless stated otherwise.

Signed in accordance with a resolution of the directors.

Roger Yates

Chief Executive

25 August 2004

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the half year ended 30 June 2004

	Notes	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Long term business gross premiums written				
Continuing operations	3.1	479	877	1,664
Balance on the general insurance business technical account				
Discontinued operations		5	3	9
Balance on the long term business technical account				
Continuing operations	3.7	(2)	(281)	(201)
Taxation credit/(charge) attributable to balance on long term business technical account		5	(48)	(13)
Shareholders' pre-tax profit/(loss) from long term business		3	(329)	(214)
Investment income		27	21	27
Allocated investment return transferred to the long term business technical account (note 6)		(2)	(2)	(8)
Unrealised gains/(losses) on investments		13	(116)	(148)
Share of operating profit/(loss) in associates		1	(1)	2
Impairment of goodwill arising on acquisition of associates		-	(9)	(9)
Profit/(loss) from interest in associates		1	(10)	(7)
Investment expenses and charges		(5)	(46)	(78)
Allocated investment return transferred to the general business technical account (note 6)		(2)	(3)	(3)
Other income		39	34	85
Other charges		(44)	(461)	(530)
Group operating profit/(loss) based on longer term investment return		40	(897)	(847)
Short term fluctuation in investment return (note 6)		(6)	(2)	(13)
Profit/(loss) from interest in associates		1	(10)	(7)
Profit/(loss) on ordinary activities before non-operating exceptional items and taxation		35	(909)	(867)
Non-operating exceptional items – profits on disposal/termination of businesses	4	11	7	3
Profit/(loss) on ordinary activities before taxation		46	(902)	(864)
Taxation (charge)/credit on profit/(loss) on ordinary activities		(9)	29	17
Profit/(loss) on ordinary activities after taxation		37	(873)	(847)
Preference dividend on non-equity shares		-	-	(1)
Retained profit/(loss) for the period		37	(873)	(848)
Basic and diluted earnings per share	5	1.4p	(191.5p)	(119.7p)

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the half year ended 30 June 2004

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Profit/(loss) on ordinary activities after taxation	37	(873)	(847)
Foreign exchange losses	(1)	-	(3)
Total recognised gains/(losses) arising in the period	36	(873)	(850)

RECONCILIATION OF HHG GROUP OPERATING PROFIT/(LOSS) TO PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
For the half year ended 30 June 2004

	Notes	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Henderson	2.1	25	13	32
Life Services	2.2	32	(40)	81
Other Businesses	2.3	-	(2)	(3)
Business unit operating profit/(loss)		57	(29)	110
Corporate costs		(6)	(5)	(12)
Operating profit/(loss)		51	(34)	98
Unallocated interest costs		-	(33)	(60)
Operating profit/(loss) before taxation based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired PVIF		51	(67)	38
Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF *		-	(507)	(543)
Amortisation and impairment of goodwill		(10)	(297)	(307)
Impairment of goodwill arising on acquisition of associates		-	(9)	(9)
Amortisation and impairment of acquired PVIF *		-	(27)	(33)
Short term fluctuation in investment return (note 6)		(6)	(2)	(13)
Profits on disposal of businesses	4	11	7	3
Profit/(loss) on ordinary activities before taxation		46	(902)	(864)

* *Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective taxation rate attributable to the balance on the long term business technical account for the purpose of the reconciliation of HHG Group operating profit/(loss) to profit/(loss) on ordinary activities before taxation and segmental information in note 2.*

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 30 June 2004

	Notes	30 Jun 2004	Restated 30 Jun 2003	Restated 31 Dec 2003
Assets		£m	£m	£m
Intangible assets				
Goodwill		270	288	280
Investments				
Land and buildings		1,518	1,793	1,632
Investments in joint ventures:				
Share of gross assets		319	371	343
Share of gross liabilities		(113)	(136)	(179)
Loans		40	28	67
		246	263	231
Investments in associates		487	406	411
Other financial investments		20,758	22,732	21,506
		23,009	25,194	23,780
Assets held to cover linked liabilities		4,161	4,317	4,349
Reinsurers' share of technical provisions		303	467	325
Debtors		385	424	457
Other assets		295	213	432
Prepayments and accrued income		433	497	484
Total assets		28,856	31,400	30,107
Liabilities				
Capital and reserves				
Called up share capital		271	804	246
Share premium		1,081	5	1,081
Own shares held		(2)	-	-
Capital reserve		292	292	292
Profit and loss account		197	(929)	70
Equity		1,839	155	1,689
Non-equity		-	17	-
Shareholders' funds	7	1,839	172	1,689
Fund for future appropriations		522	138	612
Gross technical provisions		20,865	23,924	21,881
Technical provisions for linked liabilities		4,161	4,317	4,349
Provision for other risks and charges		239	237	254
Debenture loans		356	1,415	357
Amounts owed to credit institutions		257	258	257
Creditors, accruals and deferred income		617	939	708
Total liabilities		28,856	31,400	30,107

Approved by the Board of Directors on 25 August 2004

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 30 June 2004

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Net cash outflow from operating activities	(118)	(373)	(362)
Returns on investments and servicing of finance	-	(29)	(74)
Taxation	1	15	(3)
Capital expenditure	1	-	4
Acquisitions and disposals	50	-	3
Financing activities	112	(34)	414
Net cash flows available for investment	46	(421)	(18)
Cash flows were invested as follows:			
Decrease in cash holdings	(68)	(2)	(99)
Net purchases/(sales) of investments	114	(419)	81
Net investment of cash flows	46	(421)	(18)

The Cash Flow Statement does not include any amounts relating to long term business except cash transactions between the long term business and shareholders' fund and movements in the cash held by the Pacific fund.

Reconciliation of profit/(loss) on ordinary activities to net cash outflow from operating activities

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Profit/(loss) on ordinary activities before non-operating exceptional items and taxation	35	(909)	(867)
Adjustments for financing expenses and items not involving movements of cash:			
Depreciation of tangible fixed assets	3	6	9
Amortisation and impairment of goodwill	10	297	307
Amortisation and write-off of deferred issue costs	-	-	11
Decrease in creditors arising out of direct insurance operations	-	(10)	(10)
Decrease in technical provisions	(6)	(1)	(7)
Decrease in acquired PVIF	-	19	23
Unrealised losses on investments	2	384	379
(Profit)/loss from interest in associates	(1)	10	7
Movement in other assets	(52)	(358)	(355)
Movement in other liabilities	(56)	59	96
(Profits)/losses relating to long-term business funds, excluding Pacific fund	(52)	98	(19)
Loan interest expense	-	32	64
Cash outflow from termination of TLI	(1)	-	-
Net cash outflow from operating activities	(118)	(373)	(362)

NOTES TO THE ACCOUNTS

1. Basis of preparation

The results for the six months ended 30 June 2004 have been prepared on the basis of the accounting policies set out in HHG PLC's 2003 Full Annual Financial Report and Accounts, subject to the changes set out below. The results for the six months ended 30 June 2004 and 2003 are unaudited but have been reviewed by the auditor. These do not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results for the full year 2003 have been taken from the HHG PLC's 2003 Full Annual Financial Report and Accounts. The auditor has reported on the 2003 accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. HHG PLC's 2003 Full Annual Financial Report and Accounts has been filed with the Registrar of Companies.

The provisions of the Statement of Recommended Practice on Accounting for Insurance Business, issued by the Association of British Insurers in November 2003, have been adopted in these financial statements and resulted in the derecognition of a securitised asset (30 June 2003: £135m; 31 December 2003: £111m), the recognition of additional deferred acquisition costs (30 June 2003: £nil; 31 December 2003: £45m) and a reduction in the long term business provision (30 June 2003: £135m; 31 December 2003: £66m). This has had no impact on current or comparative period HHG Group results but has resulted in reallocations between captions within the balance sheet and within the profit and loss account.

In April 2004, the Accounting Standards Board issued FRS 20 "Share based payments" which sets out the accounting treatment for employee share schemes. HHG PLC has adopted this accounting standard for all share based payment schemes established in first half 2004 resulting in an expense of £1m being recognised. No prior period adjustments are required.

The UITF Abstract 37 "Purchases and sales of own shares" requires HHG Group's holdings in its own shares to be deducted from equity shareholders' funds and not included in assets. In addition, movements in own shares are taken directly to shareholders' funds. The UITF Abstract 38 "Accounting for ESOP trusts" requires own shares held by employee share trusts to be deducted from capital in arriving at shareholders' funds rather than being held as assets. In respect of these, £2m of own shares have been presented separately on the face of the balance sheet at 30 June 2004. No prior period adjustments were required as no own shares were held in 2003.

2. Segmental information – HHG Group operating profit and net assets

2.1 Operating profit – Henderson

	6 months 2004	6 months 2003	Full year 2003
	£m	£m	£m
Revenue			
Total fee income	116	94	193
Investment income	3	1	3
Total revenue	119	95	196
Expenses			
Operating expenses	(92)	(78)	(157)
Depreciation	(2)	(4)	(7)
Total expenses	(94)	(82)	(164)
Operating profit	25	13	32

Total fee income includes £23m (six months 2003: £22m; full year 2003: £44m) relating to insurance companies within the HHG Group.

HHG PLC

ASX Appendix 4D
For the half year ended 30 June

NOTES TO THE ACCOUNTS (continued)

2. Segmental information – HHG Group operating profit and net assets (continued)

2.2 Operating profit/(loss) before exceptional costs, amortisation of goodwill and acquired PVIF – Life Services

	6 months 2004 £m	Restated 6 months 2003 £m	Restated Full year 2003 £m
Earned premiums, net of reinsurance	476	876	1,658
Claims incurred, net of reinsurance	(1,854)	(1,735)	(4,211)
Net investment return	238	873	1,465
Operating expenses and other technical charges	(92)	(158)	(305)
Changes in other technical provisions, net of reinsurance	1,147	(206)	1,613
Taxation	(2)	(71)	(46)
Transfer from/(to) the fund for future appropriations	90	389	(85)
Total from/(to) the long term technical account	3	(32)	89
General insurance	6	4	12
Service Company	2	(18)	(8)
Shareholder interests	21	6	(12)
Operating profit/(loss)	32	(40)	81

2.3 Operating profit/(loss) – other businesses

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Towry Law	(1)	1	1
Virgin Money	1	(1)	2
AMPLE	-	(2)	(6)
Operating loss	-	(2)	(3)

Towry Law	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Revenue	24	24	48
Expenses	(25)	(23)	(47)
Operating (loss)/profit	(1)	1	1

NOTES TO THE ACCOUNTS (continued)

2. Segmental information – HHG Group operating profit and net assets (continued)

2.4 Geographical analysis of operating profit

Henderson	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
United Kingdom	24	16	37
Europe	3	(1)	(2)
United States	(2)	(3)	(5)
Other overseas	-	1	2
Operating profit	25	13	32

Towry Law	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
United Kingdom	-	1	1
International	(1)	-	-
	(1)	1	1

All other operating profit/(loss) arises in the United Kingdom.

2.5 Net assets by business and geographical segment

	30 Jun 2004 £m	30 Jun 2003 £m	31 Dec 2003 £m
Henderson:			
United Kingdom	303	278	288
Europe	54	64	64
United States	12	8	12
Other overseas	9	19	9
Total Henderson	378	369	373
Life Services	1,386	827	1,177
Other Businesses	21	66	73
Corporate	55	(34)	68
Net assets	1,840	1,228	1,691
Financed by:			
Capital and reserves	1,839	172	1,689
External loans	1	1,056	2
	1,840	1,228	1,691

The net assets of Life Services, Other Businesses and Corporate are employed in the United Kingdom.

NOTES TO THE ACCOUNTS (continued)

3. Segmental information – long term business

Almost all business is direct and written in the United Kingdom in respect of continuing operations.

3.1 Analysis of gross premiums written

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Premiums from individuals	444	737	1,494
Premiums from group contracts	35	140	170
	479	877	1,664
Life business	136	196	353
Annuity business	51	109	193
Pension business	292	572	1,118
	479	877	1,664

3.2 Analysis of gross premiums written by way of direct insurance split by premium type

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Regular premiums	300	418	754
Single premiums	179	459	910
	479	877	1,664

3.3 Analysis of gross premiums written by way of direct insurance split by contract type

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Non-profit contracts	158	240	469
With-profits contracts	212	332	686
Linked contracts	109	305	509
	479	877	1,664

NOTES TO THE ACCOUNTS (continued)

3. Segmental information – long term business (continued)

3.4 Analysis of new gross written premiums

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Life business	-	37	35
Annuity business	51	108	87
Pension business	131	334	823
	182	479	945

Industrial branch premiums of £13m (six months 2003: £17m; full year 2003: £36m) are classified as regular premium with-profits life business in the above analysis.

3.5 New business annual premium equivalent

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Annual premium equivalent	21	66	126

3.6 Analysis of new gross premiums written by way of direct insurance

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Regular premiums (annualised)	3	20	35
Single premiums	179	459	910
	182	479	945
Non-profit contracts	135	210	426
With-profit contracts	11	89	206
Linked contracts	36	180	313
	182	479	945

In classifying new business premiums, the basis of recognition adopted is as follows:

- Incremental increases on existing policies are classified as new business premiums;
- Rebates from the Department of Social Security are classified as new single premiums; and
- Funds at retirement under individual pension contracts left with the HHG Group are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross written premiums.

NOTES TO THE ACCOUNTS (continued)

3. Segmental information – long term business (continued)

3.7 Analysis of balance on technical account

	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m
Non-linked:			
Life and annuity business	(4)	(6)	20
Pension business	(2)	(110)	(52)
Shareholders' attributable assets	(7)	(170)	(173)
	(13)	(286)	(205)
Linked:			
Life business	4	-	1
Pension business	7	5	3
	11	5	4
Balance on technical account – long term business	(2)	(281)	(201)

4. Exceptional items

Non-operating exceptional items have arisen from the disposal/termination of the following businesses:

On 27 April 2004 HHG Virgin Holdings Limited's (subsequently renamed HHG (VH) Limited) equity interest in Virgin Money Group Limited was sold to Virgin Group Investment Limited. Also on this date, the loan from Pearl to Virgin Money Group Limited was sold to Virgin Management Limited for £90m. £50m of this consideration was received on completion of the deal, £20m will become due 12 months after the date of completion and the final £20m will be payable 24 months after the date of completion. The net consideration was £75m, reflecting the discounting of amounts receivable in future years, provisions in respect of certain indemnities given under the transaction and transaction expenses. A profit of £18m was recorded on the disposal.

On 27 May 2004, Towry Law announced that it would close its international operations (TLI) to new business resulting in a loss of £7m arising from costs of terminating those operations. A cash outflow of £1m arose in respect of this in the six months ended 30 June 2004.

NOTES TO THE ACCOUNTS (continued)

5. Earnings per share

5.1 Basic earnings per share

	Profit/(Loss)			Basic earnings per share		
	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m	6 months 2004 pence	6 months 2003 pence	Full year 2003 pence
Profit/(loss) after taxation attributable to members of the parent company	37	(873)	(847)	1.4	(191.5)	(119.6)
Less: Preference share dividends	-	-	(1)	-	-	(0.1)
Basic earnings/earnings per share	37	(873)	(848)	1.4	(191.5)	(119.7)
Basic weighted average number of 10p shares (millions)	2,584	456	708			

5.2 Diluted earnings per share

	Profit/(Loss)			Diluted earnings per share		
	6 months 2004 £m	6 months 2003 £m	Full year 2003 £m	6 months 2004 pence	6 months 2003 pence	Full year 2003 pence
Profit/(loss) after taxation attributable to members of the parent company	37	(873)	(847)	1.4	(191.5)	(119.6)
Less: Preference share dividends	-	-	(1)	-	-	(0.1)
Diluted earnings/earnings per share	37	(873)	(848)	1.4	(191.5)	(119.7)
Diluted weighted average number of 10p shares (millions)	2,595	456	708			

Basic and diluted earnings per share have been calculated on the profit/(loss) attributable to equity shareholders.

On 26 November 2003 the High Court of Justice in England confirmed a reduction in the authorised share capital of HHG PLC from £2,350m to £27m and as part of this arrangement, 759,870,000 ordinary shares of £1, all of the 16,770,000 'A' redeemable preference shares of £1 and all of the 1,350,704,312 preferred ordinary shares of £1 in issue were cancelled and extinguished. Subsequently, on Demerger from AMP Limited Group on 12 December 2003, the remaining ordinary shares of £1 were sub-divided into ordinary shares of 10p. To enable fair comparison, the weighted average numbers of shares have been calculated on the basis that the number of 10p ordinary shares that were in issue on 12 December 2003 were equivalent to the total number of £1 ordinary shares and £1 ordinary preferred shares on 26 November 2003.

NOTES TO THE ACCOUNTS (continued)

6. Longer term investment return

The longer term return is calculated separately for general insurance business and certain long term business operations. In respect of equities, gilts and cash the return is calculated by multiplying the opening market value of the investments by the longer term rate of investment return. The longer term rate of investment return is set by reference to the market redemption yields at the measurement date. The allocated longer term return for other investments is the actual income receivable for the period.

Principal assumptions underlying the longer term investment return

	30 Jun 2004	30 Jun 2003	31 Dec 2003
	%	%	%
Equities	8.5	7.9	8.0
Gilts	4.9	5.0	5.0
Cash	3.8	3.5	3.7

7. Reconciliation of movement in shareholders' funds

	6 months 2004	6 months 2003	Full year 2003
	£m	£m	£m
Shareholders' funds at 1 January	1,689	1,045	1,045
Total recognised gains/(losses)	36	(873)	(850)
Dividend on non-equity shares	-	-	(1)
Redemption of £249m 'C' preference shares	-	(249)	(249)
Issue of £249m ordinary shares	-	249	249
Consideration for acquisition of Henderson Global Investors (Jersey) Limited and its subsidiaries from AMP Group	-	-	(28)
Issue of £27m preferred ordinary shares	-	-	27
Issue of £1,323m preferred ordinary shares	-	-	1,323
Issue of £65m ordinary 10p shares at a premium of £125m	-	-	190
Application of capital reserve to repay preference shares	-	-	(17)
Increase in own shares held (note a)	(2)	-	-
Proceeds from capital raising (note b)	115	-	-
Movement in equity settled share scheme expenses (note c)	1	-	-
Shareholders' funds	1,839	172	1,689

Notes:

a. During the period shares in HHG PLC were acquired by certain policyholder funds and an Employee Benefit Trust, the cost of which has been deducted from equity shareholders' funds in accordance with UITF37 and UITF 38.

b. On 31 March 2004, HHG PLC issued 246,160,000 ordinary shares of 10p each at a price of 48p for consideration of £115m (net of expenses of £3m) through HHG Capital (Jersey) Limited, a special purpose entity. £25m was taken to share capital and the balance of £90m was initially taken to a merger reserve but then transferred to the profit and loss reserve following the redemption of shares in HHG Capital (Jersey) Limited.

c. Increase in shareholder funds arises from the application of FRS20 to equity settled share scheme expenses reflected within operating profit.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of HHG PLC, it is the opinion of the directors that:

- The financial statements and notes of the consolidated entity set out on pages 14 to 25:
  - Give a true and fair view (as set out in section 305 of the Australian Corporations Act) of the consolidated entity's financial position as at 30 June 2004 and of its performance for the half year ended on that date; and
  - Have been prepared in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
- There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Roger Yates

Chief Executive

25 August 2004

HHG PLC

ASX Appendix 4D
For the half year ended 30 June 2004

HHG PLC have chosen to publish a half-yearly report ("the Interim Statement") on their activities and financial information covering the first six months of their financial year as an advertisement in a national newspaper (The Financial Times). The Interim Statement includes summarised information extracted from this report ("the Announcement of Interim Results"). The Interim Statement has been subject to review. The independent review report to HHG PLC on the Interim Statement is reproduced below:

INDEPENDENT REVIEW REPORT TO HHG PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the Summarised Consolidated Profit and Loss Account, the Consolidated Statement of Total Recognised Gains and Losses, the Summarised Consolidated Balance Sheet and the Summarised Consolidated Cash Flow Statement. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
Registered Auditor, London
25 August 2004

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES

Contributions to net profit after taxation attributable to shareholders of HHG PLC from controlled entities gained or lost during the year are not material.

Controlled entities gained during first half 2004

Name of entity	Date control gained over entity
Henderson Central London Office Fund	4 March 2004
Henderson UK Shop Fund	15 March 2004
HHG Capital (Jersey) Limited	29 March 2004
Pearl Jersey Property Fund	7 May 2004
NPL Jersey Property Fund	7 May 2004
London Life Jersey Property Fund	7 May 2004
Pearl Tanners/Brunswick Jersey Property Fund	7 May 2004
Pearl Gillingham Jersey Property Fund	7 May 2004
NPL Gillingham Jersey Property Fund	7 May 2004

Controlled entities lost during first half 2004

Name of entity	Date of loss of control over entity
Outlet Mall Holdings Sarl	14 January 2004
Interactive Investor Markets (Asia) Limited	30 January 2004
Interactive Investor Trading Limited	17 February 2004
CLOF (Broadway) Jersey Nominee A Limited	5 March 2004
CLOF (Broadway) Jersey Nominee B Limited	5 March 2004
CLOF (Ellerman House) Jersey Nominee A Limited	5 March 2004
CLOF (Ellerman House) Jersey Nominee B Limited	5 March 2004
CLOF (Holbrook House) Jersey Nominee A Limited	5 March 2004
CLOF (Holbrook House) Jersey Nominee B Limited	5 March 2004
CLOF Jersey General Partner	5 March 2004
CLOF Jersey Nominee A Limited	5 March 2004
CLOF Jersey Nominee B Limited	5 March 2004
CLOF (St Martins Place) Jersey Nominee A Limited	5 March 2004
CLOF (St Martins Place) Jersey Nominee B Limited	5 March 2004
Shop Fund Jersey GP	15 March 2004
Shop Fund Jersey Nominee A Limited	15 March 2004
Shop Fund Jersey Nominee B Limited	15 March 2004
Henderson UK Shop Fund	16 March 2004
Pearl (Premier Park 1) Limited	16 March 2004
Pearl (Premier Park 2) Limited	16 March 2004
Pearl (Brunswick 1) Limited	11 May 2004
Pearl (Brunswick 2) Limited	11 May 2004

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (continued)

Controlled entities lost during first half 2004 (continued)

Name of entity	Date of loss of control over entity
Pearl (Blakelands 1) Limited	11 May 2004
Pearl (Blakelands 2) Limited	11 May 2004
NPI Properties Limited	25 May 2004
Towry Law Quest Trustees Limited	25 May 2004
Interactive Investor Solutions Limited	8 June 2004
Towry Law (Bevingtons) Limited	22 June 2004
Snalie Limited	22 June 2004

HHG PLC

ASX Appendix 4D
For the half year ended 30 June 2004

DETAILS OF INVESTMENTS IN ASSOCIATED ENTITIES AND JOINT VENTURE ENTITIES

With the exception of Virgin Money Group Limited, contributions to the net profit after taxation attributable to shareholders of HHG PLC from associated and joint venture entities are not material.

Joint venture entities		Ownership interest	
	30 Jun 2004	30 Jun 2003	31 Dec 2003
	%	%	%
Property partnerships:			
The Buchanan Galleries Partnership	50	50	50
The Potteries Shopping Centre Limited Partnership	50	50	50
The Printworks Leisure Scheme Trust	50	-	-
The Premier Greenford Limited Partnership	-	50	50
The Romford Brewery Trust	-	50	-
Towry Law Mortgage Services Limited	50	50	50

Associated entities		Ownership interest	
	30 Jun 2004	30 Jun 2003	31 Dec 2003
	%	%	%
Virgin Money Group Limited	-	50	50
(see note 4 to the accounts for details of £18m profit arising on disposal)			
Property partnerships:			
The Henderson UK Shop Fund	50	-	-
The Henderson French Property Fund	41	41	41
The Covent Garden Limited Partnership	37	19	19
The Bull Ring Limited Partnership	33	33	33
The Moor House Limited Partnership	33	33	33
The Henderson (UK) Retail Warehouse Fund	29	38	38
The Pradera European Retail Fund	15	17	17
The Printworks Leisure Scheme Trust	-	38	38
Innisfree PFI	-	25	-

GLOSSARY

"annuity"	a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums
"CDO"	Collatoralised Debt Obligations
"closed" or "closed book"	a book of business with no new customers, although there are limited volumes of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes
"Companies Act 1985"	the United Kingdom Companies Act 1985, as amended
"Corporations Act 2001"	the Australian Corporations Act 2001
"Embedded Value"	an actuarially determined estimate of the economic value of the shareholder capital in the business and the profits expected to emerge from the business in-force
"general insurance"	non-life insurance covering risks such as motor vehicle liability, fire and damage to property
"in-force business"	long-term business which has been written before a specified date and which has not terminated before that date
"liquidity"	net cash flows available for investment in the Summarised Consolidated Cash Flow Statement
"long-term fund"	a segregated fund of assets and liabilities established and maintained by a life insurance company for the purpose of supporting a long-term business
"non-profit policy"	a policy where the value of the policy or product is either linked directly to the performance of the underlying assets (such as a unit linked policy), or is guaranteed by the insurer. Also known as non-participating policy
"OEIC"	open-ended investment company
"PVIF"	present value of in force business. This represents the discounted future margins on an in force portfolio of long-term business. It is only recognised on the balance sheet when it has been acquired for value and is then amortised over its expected life
"reinsurance"	the insuring again by an insurer of the whole or part of a risk that it has already insured for a customer with another insurer called a reinsurer. The expression "reassurance" is sometimes used to describe the same arrangements when made by a life insurance company
"Required Minimum Margin"	the required minimum margin, i.e. the margin of assets over and above their liabilities which all life insurers are required to keep
"run-off"	the administration of insurance portfolios that have been closed to new business
"traditional"	when used in respect of an Embedded Value or value of new business, an approach which allows for risk and uncertainty in a relatively simple way, through the choice of the rate used to discount expected profits and flows of supporting capital back to the present

GLOSSARY (continued)

"unit trust"	a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments
"with-profits units"	notional units whose value or number varies by reference to premiums paid, to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies